UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
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FORM 6-K
_____________________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT of 1934

January 31, 2018
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Pan American Silver Corp.
(Exact name of registrant as specified in its charter)

 1500-625 HOWE STREET
VANCOUVER, BC CANADA V6C 2T6
(Address of principal executive offices)

 000-13727
(Commission File Number)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F           Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp.
(Registrant)

Date: January 31, 2018	By:	/s/ “Delaney Fisher”
Delaney Fisher
Vice President Legal Affairs and Corporate Secretary

EXHIBIT LIST

Exhibit	Description
99.1	Technical Report for the Joaquin Property, Santa Cruz, Argentina – Pre-feasibility Study dated November 30, 2017
99.2	Consent of Martin Wafforn
99.3	Consent of Christopher Emerson
99.4	Consent of Americo Delagado
99.5	News Release Pan American Silver files technical report on Joaquin property